June 18, 2008

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs
Assistant Director

Re:	salesforce.com, inc.
Form 10-K for the Fiscal Year Ended January 31, 2008
Filed February 29, 2008
File No. 001-32224

Definitive Proxy Statement on Schedule 14A
Filed May 28, 2008
File No. 001-32224

Ladies and Gentlemen:

We are responding to the comments contained in your letter dated June 3, 2008 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Form 10-K for the Fiscal Year Ended January 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

1.	In addition to discussing how salesforce.com earns revenues and income and generates cash, an informative overview section provides insight into challenges and risks on which the registrant’s executives are most focused. We note that salesforce.com hopes to continue to add substantial numbers of paying subscriptions and upgrade customers to more fully featured versions of your Unlimited Edition, and that you plan to invest for future growth by expanding your data center capacity, both domestically and internationally, hire additional personnel, expand your domestic and international selling and marketing activities, etc. Please tell us what consideration you gave to providing insight with respect to material short– and long–term challenges and risks in connection with these activities, as well as the actions executives are taking to address them. See Section III.A of SEC Release 33-8350.

We respectfully note that, in addition to the insight we provide with respect to these activities in the MD&A section of our Form 10-K, we provide further detail on the challenges and risks associated with these activities, and related actions of our management team, in the Business and Risk Factor sections of the Form 10-K.

In response to the Staff’s comment, in future financial filings we plan to expand the discussion in the Overview section of MD&A to provide more insight into those challenges and risks, as well as the actions we are undertaking to address them.

Below is an example of the discussion that we currently plan to include in the Overview section of MD&A in our next Form 10-Q:

“Our objective is to be the leading provider of on-demand application services for businesses worldwide and to be the leading platform on which our customers and partners build on-demand applications. Key elements of our strategy include:

•	Continuing to lead the industry transformation to software-as-a-service and platform-as-a service;

•	Strengthening our CRM applications and extending into new application areas;

•	Pursuing new customers and new territories aggressively;

•	Deepening relationships within our existing customer base; and

•	Encouraging the development of third-party applications on our Force.com platform.

We believe the factors that would influence our ability to achieve our objective include our prospective customers’ willingness to migrate to an on-demand application service; the performance and security of our service; our ability to continue to release, and gain customer acceptance of, new and improved features; successful customer adoption and utilization of our service; acceptance of our service in markets where we have few customers; the emergence of additional competitors in our market and improved product offerings by existing and new competitors; the opening of new data centers; third-party developers’ willingness to develop applications on our platform; and our ability to manage growth. For further information on these and other factors, see Item 1A. Risk Factors.

To address these factors, we will need to continue, among other things, to add substantial numbers of paying subscriptions, upgrade our customers to more fully featured versions such as our Unlimited Edition, provide high quality technical support to our customers and encourage the development of third-party applications on our Force.com platform. We also plan to invest for future growth by expanding our data center capacity both domestically and internationally. We recently announced the location of a new data center in Singapore. We also plan to hire additional personnel, particularly in sales and other customer-related areas. During the three months ended July 31, 2008, we added                      employees and our headcount as of July 31, 2008 is                     . We also plan to expand our domestic and international selling and marketing activities; increase our research and development activities to upgrade and extend our service offerings and to develop new services and technologies; expand the number of locations around the world where we conduct business; add to our infrastructure to support our growth; and expand our operational systems to manage a growing business. Additionally, in our effort to further strengthen and extend our service offering, we may in the future acquire or make investments in complementary companies, services and technologies.”

2.	You provide discussion and analysis of past financial condition and operating analysis, however, there does not appear to be much emphasis, if any, on your prospective financial condition and operating performance. Please tell us what consideration you gave to including disclosure in you MD&A discussing prospective matters, such as subscription trends. See Section III.B.3 of SEC Release 33-8350.

We note the Staff’s comment and respectfully advise the Staff that we had considered the inclusion of disclosure on prospective matters in the MD&A and provided such disclosure, for example, with respect to prospective marketing and sales costs in the Overview subsection, and with respect to the percentage of our revenues generated in Europe and Asia, our cost of revenues, and our costs of professional services in relation to the related revenue in other sections throughout MD&A.

In considering whether to include such specific disclosure about possible trends, we consider, consistent with SEC Release 33-8350, whether such trends exist, the extent of the trends, the probability that they will continue, and whether the trends will have, or are reasonably likely to have, a material impact on our financial results or financial condition.

In future financial filings, we plan to expand the discussion in MD&A related to total revenue trends.

Below is an example of the discussion in our next Form 10-Q that is representative of the disclosure we plan to include in the fiscal period comparison section of MD&A, adjusted for any changed circumstances at the time of filing:

“Our business has grown rapidly since we began offering our on-demand application service in February 2000, resulting in significant annual revenue growth. We expect that our total revenue will continue to grow as we add more customers, add more paying subscriptions, sell advanced modules for an additional subscription fee to customers who require additional capabilities and upgrade our customers to more fully featured versions of our service such as our Unlimited Edition. However, our revenue growth rate may decline over time because of the difficulty in maintaining growth rates as our revenue in absolute dollars increases to higher levels or if we experience increased attrition among our existing customers.”

Evaluation of disclosure controls and procedures, page 83

3.	We note your disclosure that your “disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in periodic SEC reports is accumulated and communicated ….” Similar disclosure is set forth in your most recent 10-Q. In future filings, please clarify, if true, the conclusion of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level. Refer to Section II.F.4. of SEC Release 33-8238.

In future filings with the Commission, we will clarify the conclusions of our Chief Executive Officer and our Chief Financial Officer that the disclosure controls and procedures are, in fact, effective at the “reasonable assurance” level.

Below is an example of the proposed disclosure under Item 9A. Controls and Procedures, (a) Evaluation of disclosure controls and procedures that we currently plan to include in our next quarterly filing on Form 10-Q:

“Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report (the “Evaluation Date”).

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management’s evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.”

Definitive Proxy Statement

Executive Compensation and Other Matters

Compensation Discussion and Analysis, page 29

4.	We note your use of peer group comparison and benchmarking surveys. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2008 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

As we discussed on page 30 in the Compensation Discussion and Analysis in our definitive proxy statement, the Compensation Committee uses peer group comparison and benchmarking survey data solely to assess the competitiveness and appropriateness of our compensation programs against the companies with whom we compete for executive talent and generally within our industry sector. We supplementally advise the Staff that the Compensation Committee does review data that show our compensation elements as they relate to peer group compensation percentiles, but does not target a specific percentile for the Company’s compensation.

The compensation data developed by our independent compensation consultant provide only a reference point for the Compensation Committee. Depending upon Company and individual performance results, a Named Executive Officer’s total compensation, as well as individual compensation elements, may be within, below, or above the market range for that position. The market data do not determine a Named Executive Officer’s total compensation.

In future filings, we plan to clarify how the peer group data and aggregate survey data are used by the Compensation Committee in its deliberations and decision-making process. In addition, we will clarify that the use of this data is not the sole reference point by which we target the compensation of the Named Executive Officers to specific levels or within specified percentile ranges based on our designated peer groups.

5.	The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Cakebread’s option awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

For fiscal 2008, there was no material distinction between the type and amounts of pay received by the Named Executive Officers (other than with respect to our Chief Executive Officer). Generally, the difference between the amounts of compensation awarded to the Named Executive Officers was the result of the respective positions, responsibilities, and individual performance of each executive.

Please note that, as reflected in the Grants of Plan-Based Awards Table, none of the Named Executive Officers received a stock option grant during fiscal 2008. The compensation expense reported in the Option Awards column of the Summary Compensation Table for Mr. Cakebread was greater than that reported for the other Named Executive Officers because, during his tenure at the Company, he has received more and larger awards than the other executives, including an option grant for 300,000 shares of the Company’s common stock in September 2006 in connection with an adjustment to his compensation package. This latter award was reported in the executive compensation disclosure in our definitive proxy statement for fiscal 2007.

In future filings, where the compensation policies or decisions relating to a Named Executive Officer are materially different than those applied to the other executives, we will discuss these differences on an individualized basis.

6.	Future filings should elaborate to a greater extent on the role of Mr. Benioff in determining compensation and his input during the crafting of compensation packages. For example, can Mr. Benioff call or attend compensation committee meetings? Can he meet with your compensation consultants? Refer to Item 402(b)(2)(xv).

As we discussed at page 31 in the Compensation Discussion and Analysis in our definitive proxy statement, our Chief Executive Officer, as well as certain other executives, play a role in our compensation process. As we noted, our Chief Executive Officer reviews the performance of each of the other Named Executive Officers and, based upon this review, makes recommendations to the Compensation Committee with respect to their compensation.

Nothing in our bylaws or our Compensation Committee Charter prohibits Mr. Benioff from calling or attending Compensation Committee meetings. Our Compensation Committee Charter provides that our Compensation Committee can retain any compensation consulting firm to assist it in performing its duties. Nothing in the Compensation Committee charter prohibits Mr. Benioff from meeting with our compensation consultant, and in the past, Mr. Benioff has participated in Compensation Committee meetings at which our compensation consultant was present.

In future filings, we will elaborate on our Chief Executive Officer’s role in determining the compensation of the other Named Executive Officers, including such activities as his attendance at Compensation Committee meetings and interaction with our compensation consultants, to the extent that such information is material to an understanding of our compensation practices and decisions.

Grants of Plan-Based Awards, page 37

7.	We note that salesforce.com’s non-equity incentive plan awards are based upon a formula that includes some discretion as to the amounts paid. Please consider clarifying the degree of discretion that the Compensation Committee has and the circumstances under which the discretion would be used.

As we discussed at page 32 in the Compensation Discussion and Analysis in our definitive proxy statement, the target cash bonus amount for each of our executives, including the Named Executive Officers, is based upon his or her level and position within the organization. Actual bonus payments are a function of the “bonus pool” available at the end of the fiscal year. As we discussed in our filing, at the beginning of each fiscal year, the Compensation Committee, in consultation with our Chief Executive Officer, establishes a target “bonus pool” that is used to pay the bonuses of all of our employees, including the Named Executive Officers. The size of the bonus pool is determined based on a formula calculated on the basis of our actual revenue and earnings as compared to target revenue and earnings for the fiscal year. If the actual bonus pool level exceeds or falls short of the target bonus pool level, bonus amounts are adjusted upward or downward accordingly, subject to a maximum bonus cap.

In addition, pursuant to our Compensation Committee Charter, the Compensation Committee has the discretion to make adjustments to the actual bonus payments to be made to our executives, including the Named Executive Officers, based on their reasonable assessment of an executive’s performance against his or her objectives within the framework of the overall bonus program. This is the discretion that is referenced in footnote 1 to the Grants of Plan-Based Awards Table.

In future filings, we will provide appropriate disclosure as to discretion as contemplated by Item 402(b)(2)(vi).

Policies and Procedures with Respect to Related Party Transactions, page 41

8.	We note your disclosure that your Audit Committee Charter requires that the Audit Committee review and approve any related party transactions, after reviewing each such transaction for potential conflicts of interests and other improprieties, but that your filing does not discuss your policies and procedures regarding transactions with related persons. Item 404(b) of Regulation S-K requires a description of the company’s policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a).

As noted by the Staff, our Audit Committee Charter provides that the Audit Committee shall review and approve any related-party transactions, after reviewing such transactions for potential conflicts of interests and other improprieties.

It has historically been our practice to require that all of our directors and executive officers disclose to the legal department any potential related party transactions and provide us with information regarding such transactions. Any consideration by us of any such a transaction in which the amount involved exceeds $120,000 is first presented to our Audit Committee for review, consideration and approval. In approving or rejecting the proposed transaction, our Audit Committee considers the relevant facts and circumstances available and deemed relevant to the Audit Committee, including, but not limited to, the costs and benefits to us, the nature of the related party’s interest in the transaction, the availability and terms of other sources for comparable services or products, and, if applicable, the impact on a director’s independence. Our Audit Committee approves only those agreements that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our Audit Committee determines in the good faith exercise of its discretion. We disclose the terms of related party transactions in our filings with the SEC to the extent required.

We intend to formalize the practice set forth above into a written policy to be adopted by the Audit Committee. In future filings, we will disclose details of the policy as required under Item 404(b) of Regulation S-K.

Additionally, in response to your request, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further comments or questions, please direct them to my attention. My phone number is (415) 901-8490 and my fax number is (415) 901-8437.

Very truly yours, salesforce.com, inc.

/s/ David Schellhase
David Schellhase Senior Vice President and General Counsel

cc:	Marc Benioff, Chairman and Chief Executive Officer, salesforce.com, inc.
Graham Smith, Chief Financial Officer, salesforce.com, inc.
Kenneth Juster, Executive Vice President, Law, Policy, and Corporate Strategy, salesforce.com, inc.
Larry Tomlinson, Director and Chair of the Audit Committee, salesforce.com, inc.
Aaron Alter, Wilson Sonsini Goodrich & Rosati
Dave Cabral, Ernst & Young LLP